SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

APTINYX INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

03836N103

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners II, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 03836N103	13D

1	NAMES OF REPORTING PERSONS Longitude Capital Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 03836N103	13D

1	NAMES OF REPORTING PERSONS Longitude Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 03836N103	13D

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 192,805 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 192,805 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,805 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

1

Consists 192,805 shares of Common Stock underlying stock options granted to Patrick G. Enright for his service as a former member of the Issuer’s board of directors, which are exercisable as of the date of filing of this Amendment. The stock options, if not exercised, will expire on May 29, 2023.

2

The percentage was calculated based on (i) 67,715,718 shares of Common Stock outstanding as of November 2, 2022, as reported by the Issuer in the Issuer’s Form 10-Q, plus (ii) 192,805 shares of Common Stock underlying stock options granted to Patrick G. Enright for his service as a former member of the Issuer’s board of directors, which are exercisable as of the date of filing of this Amendment or within 60 thereafter.

CUSIP No. 03836N103	13D

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 03836N103	13D

Explanatory Note:

This joint statement on Schedule 13D/A (this “Statement”) is filed with respect to the common stock, par value $0.01 per share (“Common Stock”), of Aptinyx Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Commission on July 2, 2018, as amended by Amendment No. 1 filed with the Commission on February 12, 2020 and Amendment No. 2 filed with the Commission on February 14, 2023 (collectively, the “Original Schedule 13D”). This Amendment is being filed to update the aggregate percentage of the Issuer’s Common Stock owned by the Reporting Persons due to sales of the Reporting Persons Common Stock since the date of the filing of the Original Schedule 13D. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act was filed as Exhibit 1 to the Original Schedule 13D. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented as follows:

(a) and (b) See Items 7-11 of the cover pages herein and Item 2 of the Original Schedule 13D.

(c) Except as described herein, the Reporting Persons did not effect any transactions in shares of the Issuer’s Common Stock during the sixty day period prior to the filing of this Amendment.

On March 2, 2023, Longitude Venture II sold 292,331 shares of Common Stock at a weighted-average sale price of $0.1813 per share and an aggregate sale price of $52,999.61.

On March 3, 2023, Longitude Venture II sold 251,870 shares of Common Stock at a weighted-average sale price of $0.1751 per share and an aggregate sale price of $44,102.44.

On March 6, 2023, Longitude Venture II sold 1,637,925 shares of Common Stock at a weighted-average sale price of $0.1922 per share and an aggregate sale price of $314,809.19.

On March 7, 2023, Longitude Venture II sold 733,419 shares of Common Stock at a weighted-average sale price of $0.1856 per share and an aggregate sale price of $136,122.57.

On March 8, 2023, Longitude Venture II sold 441,201 shares of Common Stock at a weighted-average sale price of $0.1551 per share and an aggregate sale price of $68,430.28.

On March 8, 2023, Patrick Enright sold 95,000 shares of Common Stock at a weighted-average sale price of $0.1508 per share and an aggregate sale price of $14,326.00.

On March 13, 2023, Juliet Tammenoms Bakker sold 66,666 shares of Common Stock at a weighted-average sale price of $0.1432 per share and an aggregate sale price of $9,546.57.

(e) On March 6, 2023, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit 6:	Power of Attorney (Patrick Enright) (filed herewith).
Exhibit 7:	Power of Attorney (Juliet Tammenoms Bakker) (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2023.

LONGITUDE VENTURE PARTNERS II, L.P.

By:	LONGITUDE CAPITAL PARTNERS II, LLC
Its:	General Partner

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE CAPITAL PARTNERS II, LLC

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

/s/Cristiana Blauth Oliveira, as attorney-in-fact for Patrick G. Enright
Patrick G. Enright

/s/Cristiana Blauth Oliveira, as attorney-in-fact for Juliet Tammenoms Bakker
Juliet Tammenoms Bakker

This Schedule 13D Amendment No. 3 was executed pursuant to Powers of Attorney. The Power of Attorney of Patrick G. Enright and Juliet Tammenoms Bakker are attached hereto as Exhibit 6 and Exhibit 7, respectively.